Writer's Direct Dial: (212) 225-2920 E-Mail: akohn@cgsh.com	February 10, 2011

Via EDGAR

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	AnnTaylor Stores Corporation Form 10-K for Fiscal Year Ended January 30, 2010 Supplemental Response Filed on November 12, 2010 File No. 1-10738

Dear Mr. Reynolds:

This responds to your letter of January 28, 2011, addressed to Ms. Krill of AnnTaylor Stores Corporation, providing comments with respect to the disclosures made by AnnTaylor in the referenced filings.  This confirms my conversation with Ms. Reilly in which I advised, on behalf of our client, that AnnTaylor will provide a response to the Commission on or before February 28, 2011.

Very truly yours, /s/ Arthur H. Kohn Arthur H. Kohn